UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

By:	/s/ Alston Peiqing Zhu
Name:	Alston Peiqing Zhu
Title:	Chief Financial Officer

Date: November 22, 2024

Exhibit Index

Exhibit 99.1—Press Release—Changes in Board and Committee Composition

Exhibit 99.2—Announcement with The Stock Exchange of Hong Kong Limited— (1) Change of Directors (2)  Change in Composition of Audit Committee and Nomination and Remuneration Committee (3)  Change of Authorized Representative

Exhibit 99.3—Announcement with The Stock Exchange of Hong Kong Limited—List of Directors and Their Roles and Functions